SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

(Amendment No. 5)*

Activeworlds Corp.

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(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

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(Title of Class of Securities)

0504X207

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(CUSIP Number)

Michael Gardner

Baytree Capital Associates LLC, 40 Wall Street,

58th Floor, New York, NY 10005 (212) 509-1700

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 7, 2007

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0504X207

13D

Page 2 of 6 Pages

_______________________________________________________________________________

1)

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (entities only)

Baytree Capital Associates LLC

_______________________________________________________________________________

2)

Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                 (a)  [X]

                                                                 (b)  [   ]

_______________________________________________________________________________

3)

SEC Use Only (See Instructions)

_______________________________________________________________________________

4)

Source of Funds (See Instructions)

Not Applicable

_______________________________________________________________________________

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)       [_]

Not Applicable

_______________________________________________________________________________

6)

Citizenship or Place of Organization

Delaware, United States

_______________________________________________________________________________

7)

Sole Voting Power

857,894

Number of

_________________________________________________________________

Shares Beneficially

8)

Shared Voting Power

Owned by Each

0

Reporting Person

_________________________________________________________________

With

9)

Sole Dispositive Power

857,894

_________________________________________________________________

10)

Shared Dispositive Power

0

_______________________________________________________________________________

11)

Aggregate Amount Beneficially Owned by each Reporting Person

857,894

_______________________________________________________________________________

12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                      [   ]

_______________________________________________________________________________

13)

Percent of Class Represented by Amount in Row (11)

16.1%

_______________________________________________________________________________

14)

Type of Reporting Person (See Instructions)

OO – Limited Liability Company

_____________________________________________________________________________

CUSIP No. 0504X207

13D

Page 3 of 6 Pages

1)

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (entities only)

Michael Gardner

_______________________________________________________________________________

2)

Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                 (a)  [X]

                                                                 (b)  [   ]

_______________________________________________________________________________

3)

SEC Use Only (See Instructions)

_______________________________________________________________________________

4)

Source of Funds (See Instructions)

Not Applicable

_______________________________________________________________________________

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)       [_]

Not Applicable

_______________________________________________________________________________

6)

Citizenship or Place of Organization

United States

_______________________________________________________________________________

7)

Sole Voting Power

2,731,054

Number of

_________________________________________________________________

Shares Beneficially

8)

Shared Voting Power

Owned by Each

0

Reporting Person

_________________________________________________________________

With

9)

Sole Dispositive Power

2,731,054

_________________________________________________________________

10)

Shared Dispositive Power

0

_______________________________________________________________________________

11)

Aggregate Amount Beneficially Owned by each Reporting Person

            2,731,054

_______________________________________________________________________________

12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                      [  ]

_______________________________________________________________________________

13)

Percent of Class Represented by Amount in Row (11)

51.4%

_______________________________________________________________________________

14)

Type of Reporting Person (See Instructions)

IN

_______________________________________________________________________________

CUSIP No. 0504X207

13D

Page 4 of 6 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D/A No. 5 (the “Statement”) relates to the common stock, $0.001 par value per share Activeworlds Corp., a Delaware corporation (“AWLD”), with its principal executive offices at 40 Wall Street, 58th Floor, New York, NY 10005.

Item 2.  Identity and Background.

(a)

Baytree Capital Associates LLC

(b)

Business address: 40 Wall Street, 58th Floor, New York, NY 10005

(c)

Occupation: Investor. Principal business of employer: invest in other businesses, Baytree Capital Associates LLC, 40 Wall Street, 58th Floor, New York, NY  10005

(d)

No

(e)

No

(f)

Delaware, United States

(a)

Michael Gardner*

(b)

Business address: 40 Wall Street, 58th Floor, New York, NY 10005, c/o Baytree Capital Associates LLC

(c)

Occupation: Investor.  Principal business of employer: invest in other businesses, Baytree Capital Associates LLC, 40 Wall Street, 58th Floor, New York, NY  10005

(d)

No

(e)

No

(f)

United States

* Michael Gardner is the sole beneficial owner and sole managing member of Baytree Capital Associates LLC.

Item 3.  Source and Amount of Funds or Other Consideration.

Not Applicable

Item 4.  Purpose of Transaction.

All AWLD securities owned by Mr. Gardner and Baytree Capital Associates LLC (“Baytree”) have been acquired for investment purposes only.  Baytree, of which Mr. Gardner is the managing member, cashlessly exercised 1,350,000 warrants as of September 7, 2007 and received 857,894 shares of common stock.  The remaining shares were used to pay the exercise price and therefore cancelled.

(a)

None

(b)

None

(c)

None

(d)

None

(e)

None

(f)

None

(g)

None

(h)

None

(i)

None

(j)

None

Item 5.  Interest in Securities of the Issuer.

(a)

As of September 7, 2007, Mr. Gardner beneficially owns 2,731,054 shares of AWLD common stock which represents approximately 51.4% of the issued and outstanding common stock of AWLD, including 857,894 shares owned by Baytree (16.1% of outstanding shares).

(b)

Baytree has the sole power to vote and direct the disposition of 857,894 shares of common stock.  Mr. Gardner is the sole managing member of Baytree, and thus effectively he has the power to vote and direct the disposition of such securities owned by Baytree.  Mr. Gardner also has the sole power to vote and direct the disposition of 1,873,160 shares of common stock of AWLD owned by him.

CUSIP No. 0504X207

13D

Page 5 of 6 Pages

(c)

On August 16, 2007, the sole member of AWLD’s Board of Directors reduced the exercise price of $1,050,000 warrants held by Baytree to $.25 per share.  On September 7, 2007, Baytree cashlessly exercised these warrants and an additional 300,000 warrants (exercisable at $.06 per share) and received 857,894 shares.

(d)

None

(e)

N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

CUSIP No. 0504X207

13D

Page 6 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 11, 2007

/s/ Michael Gardner
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Michael Gardner

Managing Member
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Name/Title

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).